Exhibit 21
WESTAMERICA BANCORPORATION
Subsidiaries as of December 31, 2005

State of
Incorporation
Westamerica Bank	California
Westamerica Mortgage Company — a subsidiary of Westamerica Bank	California
Community Banker Services Corporation	California
Weststar Mortgage Corporation — a subsidiary of Community Banker Services Corporation	California
The Money Outlet, Inc.	California
Westamerica Commercial Credit, Inc.	California